The Mosaic Company 3033 Campus Drive, Suite W400 Plymouth, MN 55441 www.mosaicco.com	Telephone: (813) 775-4200 Facsimile: (813) 619-4418

July 31, 2020

Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549
Attn: Mr. Frank Wyman Ms. Mary Mast

RE: The Mosaic Company
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 20, 2020
File No. 001-32327

Dear Ladies and Gentlemen:
This letter is to confirm our understanding, based on our telephone conversation that occurred on July 30, 2020, that the Securities and Exchange Commission has taken no exception to our request for an additional time to respond to the comments in your letter dated July 22, 2020. We appreciate the extension of time to file and will provide you with our response on or before August 18, 2020.

Very truly yours,
/s/ Lydia A. Burke
Lydia A. Burke
Vice President and Controller, The Mosaic Company